VIA EDGAR TRANSMISSION

Ms. Pamela Long	April 15, 2011
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
Washington, D.C. 20549

Re:	Flow International Corporation
Form 10-K for the Fiscal Year Ended April 30, 2010
Filed July 2, 2010
Definitive Proxy Statement on Schedule 14A
Filed August 10, 2010
File No. 001-34443

Dear Ms. Long:

Set forth below are the responses of Flow International Corporation (the “Company”) to your letter dated April 4, 2011 (the “Comment Letter”). For the convenience of the staff of the U.S. Securities and Exchange Commission (the “Staff”), each response has been numbered to correspond with the comments in the Comment Letter.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A

Base Salaries, page 18

1.
We note your response to comment 12 in our letter dated February 28, 2011; however, we reissue the comment in part. In future filings, please disclose where the actual payments fell within the targeted parameters for each named executive officer. Additionally, to the extent actual compensation was outside the targeted range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE:

In future filings we will disclose where the actual payments fell within the targeted parameters for each named executive officer, and, to the extent actual compensation was outside the targeted range, we will explain why, in accord with Item 402(b)(2)(xiv).

Short-Term Incentive Plan, page 18

2.
We note your response to comment 13 in our letter dated February 28, 2011; however, we reissue the comment in part. In future filings, to the extent payouts are made under the short-term incentive plan, please disclose the actual target and maximum levels for the performance goals and how you evaluated the actual results achieved against the performance goals to determine the amount of compensation to award to the named executive officers. Refer to Item 402(c)(b)(2)(v) of Regulation S-K.

RESPONSE:

In future filings, to the extent payouts are made under the short-term incentive plan we will disclose the actual target and maximum levels for the performance goals and how we evaluated the actual results against the goals to determine the amount of compensation to award to the named executive officers in accord with Item 402 (c)(b)(2)(v).

Long-Term Compensation, page 18

3.
We note your response to comment 14 in our letter dated February 28, 2011; however, we reissue the comment in part. In future filings, please disclose the payment levels for the named executive officers that correspond to the target and maximum levels of the performance goals and the actual results achieved by the company for each performance goal.

RESPONSE:

In future filings we will disclose the payment levels for the named executive officers that correspond to the target and maximum levels of the performance goals and the actual results achieved by the company for each goal.

In connection with the Company's responses to the comments in your April 4, 2011 letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•
The Staff comments or changes to disclosure in response to Staff comments in the Company's filings with the Commission that are reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John Leness
John Leness
General Counsel and Corporate Secretary

cc:	Jessica Kane, U.S. Securities and Exchange Commission
Dieter King, U.S. Securities and Exchange Commission